UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2001

OR

( )   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from   to

Commission file number 1-9618

INTERNATIONAL TRUCK AND ENGINE CORPORATION
RETIREMENT ACCUMULATION PLAN
(Full Title of the Plan)

NAVISTAR INTERNATIONAL CORPORATION
4201 Winfield Road
Warrenville, Illinois 60555

PROCESSF~

JUL 0 1 2002

THOMSON
FINANCIAL

(Name of Issuer of the securities held pursuant
to the plan and the address of its principal executive office)



REQUIRED INFORMATION

International Truck and Engine Corporation Retirement Accumulation Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2001 and 2000, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

EXHIBITS

Exhibit Number	Description	11-K Page
23	Consent of Deloitte & Touche LLP	E-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

International Truck and Engine Corporation
Retirement Accumulation Plan

By: International Truck and Engine Corporation
  Plan Administrator

/s/ Mark T. Schwetschenau
  Mark T. Schwetschenau
  Vice President and Controller
  (Principal Accounting Officer)

June 20, 2002

**Deloitte
&Touche**

International Truck and Engine Corporation Retirement Accumulation Plan

*Financial Statements as of
December 31, 2001 and 2000 and for the
Years Then Ended and
Independent Auditors' Report*

INTERNATIONAL TRUCK AND ENGINE CORPORATION RETIREMENT ACCUMULATION PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8

Supplemental schedules are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

**Deloitte
&Touche**

INDEPENDENT AUDITORS' REPORT

International Truck and Engine Corporation:

We have audited the accompanying statements of net assets available for benefits of the International Truck and Engine Corporation Retirement Accumulation Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 16, 2002



INTERNATIONAL TRUCK AND ENGINE CORPORATION RETIREMENT ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investment in Master Trust (Note 3)	$33,265,885	$24,844,291
Total investments	33,265,885	24,844,291
Receivables:		
Employer discretionary retirement contributions	4,095,863	3,531,464
Employer matching contributions	476,850	157,754
Total receivables	4,572,713	3,689,218
NET ASSETS AVAILABLE FOR BENEFITS	$37,838,598	$28,533,509

See notes to financial statements.

INTERNATIONAL TRUCK AND ENGINE CORPORATION RETIREMENT ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS:		
Investment income:		
Net earnings (loss) of Master Trust (Note 3)	$ (1,872,415)	$ (2,766,609)
Total investment income (loss)	(1,872,415)	(2,766,609)
Contributions:		
Participant pre-tax contributions	7,030,597	7,173,779
Employer discretionary retirement contributions	4,091,967	3,534,771
Employer matching contributions	1,158,723	1,068,965
Total contributions	12,281,287	11,777,515
Rollovers from other qualified plans	545,374	2,259,600
Transfers from other qualified plans - net	184,264	374,688
Total additions to net assets	11,138,510	11,645,194
DEDUCTIONS FROM NET ASSETS:		
Benefits paid to participants	1,833,421	1,369,941
Total deductions from net assets	1,833,421	1,369,941
NET INCREASE	9,305,089	10,275,253
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	28,533,509	18,258,256
End of year	$37,838,598	$28,533,509

See notes to financial statements.

INTERNATIONAL TRUCK AND ENGINE CORPORATION
RETIREMENT ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000, AND FOR THE YEARS THEN ENDED

1. **DESCRIPTION OF THE PLAN**

    The following description of the International Truck and Engine Corporation Retirement Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    General - The Plan is sponsored by International Truck and Engine Corporation (the "Company") to provide savings and retirement benefits for certain eligible salaried employees of the Company and of certain affiliates participating under the Plan who were first hired on or after January 1, 1996. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the "Code") and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Contributions - Participant contributions may be made to the Plan only on a pre-tax basis and are subject to annual maximum limits equal to the lesser of 15 percent of the participant's annual compensation or a prescribed dollar amount, indexed for inflation ($10,500 for 2001 and for 2000). Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants in the pre-tax salary reduction portion of the Plan until such time as such employees do elect participation.

    The Plan permits the Company to make matching and discretionary contributions. Company matching and discretionary contributions are subject to a vesting schedule based upon the participant's length of employment, and fully vest upon completion of five years of service. The Company matches 50 percent of the first 6 percent of eligible compensation deferred by the participant for those participants who have completed one year of service. Discretionary retirement contributions are allocated to eligible members based on the participant's age at year-end and eligible compensation.

    Nonvested Company matching and discretionary contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

    Investment Options - Company matching and discretionary contributions are non-participant-directed and are all invested in the Frank Russell Aggressive Balanced Fund. Participants direct the investment of their account balances and future contributions. Investment options during 2001 included the following: J.P. Morgan Stable Value Fund, J.P. Morgan U.S. Active Fixed Income-Core Fund, J.P. Morgan U.S. Disciplined Equity Fund, J.P. Morgan U.S. Large Cap Growth Fund, J.P. Morgan U.S. Small Company Equity II Fund, Gabelli Asset Fund, America Century Income & Growth Fund, American Century International Growth Fund and Navistar International Corporation Common Stock.

Participant Accounts - Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Company matching and discretionary contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator and range from 6.0% to 10.5%.

Payment of Benefits - Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and discretionary contributions and investment earnings thereon are not eligible for in-service withdrawal.

A participant's vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability, or dies.

When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $5,000 or less. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until age 65. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar International Corporation Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar International Corporation Common Stock, the distribution will be made in cash.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES**

    Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

    Investment Valuation and Income Recognition - The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

Participant loans are valued at cost which approximates market value. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

Unrealized appreciation or depreciation on investments is determined by comparing the fair value of these separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

Participant Withdrawals - As of December 31, 2001 and 2000, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

3. **MASTER TRUST**

All of the Plan's investment assets are held in a trust account at UMB Bank (the "Trustee") and consist of a divided interest in an investment account of the International Truck and Engine Corporation Defined Contribution Plans Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the defined contribution pension plans sponsored by International and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust and their respective percent interests as of December 31, 2001 and 2000, calculated on a cash basis, are as follows:

International Truck and Engine Corporation 401(k) Retirement Savings Plan	52.51 %	55.23 %
International Truck and Engine Corporation 401(k) Plan for Represented Employees	39.05 %	38.64 %
International Truck and Engine Corporation Retirement Accumulation Plan	8.19 %	5.98 %
401(k) Plan for the Non-Bargaining Unit Employees of American Transportation Corporation	0.25 %	0.15 %

The following table presents the carrying value of investments of the Master Trust as of December 31, 2001 and 2000:

	2001	2000
Cash and cash equivalents	$ 85,540	$ 81,602
U.S. Government securities	263,858	229,630
Common stocks	75,974,373	103,688,176
Participant loans	11,894,204	11,318,441
Common and collective funds	216,495,388	190,906,832
Registered investment companies	80,528,057	91,303,256
Navistar International Corporation Common Stock	20,880,284	17,735,368
Total investments	$406,121,704	$415,263,305

The net investment earnings (loss) of the Master Trust for the years ended December 31, 2001 and 2000 is summarized below:

	2001	2000
Dividend and interest income	$ 1,614,074	$ 1,837,554
Net appreciation (depreciation) of investments:		
U.S. Government securities	15,609	
Common stock	(21,073,859)	(33,505,500)
Common and collective funds	(2,053,152)	(3,758,374)
Registered investment companies	(1,925,135)	(17,450,645)
Navistar International Corporation Common Stock	1,261,812	(83,209)
Net depreciation of investments	(23,774,725)	(54,797,728)
Net investment earnings (loss)	$(22,160,651)	$(52,960,174)

4. NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company directs the investment of certain contributions. The Company employs professional investment managers, as selected by the Pension Fund Investment Committee of the Company, to manage such investment portfolio. It is intended that the assets will be invested on a long-term basis, consistent with the purpose of the Plan to provide retirement benefits. Such Plan assets are held in the Master Trust and for the years ended December 31, 2001 and 2000 were invested in the Frank Russell Aggressive Balanced Fund, a mutual fund which invested in common stocks of United States and foreign companies and in intermediate bonds.

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2001 and 2000 and for the years ended is as follows:

	2001	2000
Net Assets:		
Frank Russell Aggressive Balance Fund	$11,394,691	$8,527,426

	Years Ended December 31	
	2001	2000
Changes in net assets:		
Net realized/unrealized appreciation (depreciation) in fair value of investments	$ (1,076,430)	$ (349,863)
Interest and dividend income	91	1,863
Employer discretionary retirement contributions	3,527,569	3,045,507
Employer matching contributions	840,376	1,179,194
Benefits paid to participants	(424,341)	(119,071)
Total changes in net assets	$ 2,867,265	$3,757,630

5. **TAX STATUS OF THE PLAN**

Application has not yet been made to the Internal Revenue Service for a determination letter as to whether the Plan qualified under Sections 401(a) and 401(k) of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, thus, that the Plan and related trust are exempt from federal income taxes under Section 501(a) of the Code as of the financial statement date. Therefore, no provision for income taxes is included in the Plan's financial statements.

6. **AMENDMENT OR TERMINATION OF THE PLAN**

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend, or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be nonforfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

Effective August 1, 2000, the Plan vesting schedule was changed from a five-year cliff schedule to 20% per year of service.

Effective January 1, 2001, for those employees first hired on or after this date, the Plan was amended to provide for automatic enrollment at a 6% deferral rate. The employee has a 45-day window (from the hire date) during which to call J.P. Morgan to opt out of the automatic enrollment, or to chose a different rate of deferral.

7. **RELATED-PARTY TRANSACTIONS**

Certain Master Trust investments are shares of mutual funds managed by J.P. Morgan/American Century. J.P. Morgan/American Century is the Recordkeeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and employer stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option.

* * * * * *

EXHIBIT 23

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-29735 of Navistar International Corporation on Form S-8 of our report dated May 16, 2002 appearing in this Annual Report on Form 11-K of the International Truck and Engine Corporation Retirement Accumulation Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Deloitte & Touche
June 20, 2002
Chicago, IL

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Touche
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